FOR IMMEDIATE RELEASE

ACP Contacts: Teresa Arosemena
(Panama) (507) 272-1873
Tamika Hawkins
(U.S.) (202) 350-6648

ASPA Contacts: Judith Adams
(U.S.) (251) 441-7003
Sheri Reid
(U.S.) (251) 441-7001

PANAMA CANAL AUTHORITY AND ALABAMA STATE PORT AUTHORITY SIGN FIRST PARTNERSHIP AGREEMENT

AIMS TO FOSTER COMMERCIAL ACTIVITY AND ENSURE CONTINUED GROWTH FOR "ALL-WATER ROUTE"

PANAMA CITY, Panama, April 21, 2010 – Today, Panama Canal Authority (ACP) Administrator/CEO Alberto Alemán Zubieta and Alabama State Port Authority (ASPA) Director/CEO James K. Lyons signed a Memorandum of Understanding (MOU) to jointly help foster commercial activity between the two entities.

The MOU will increase cooperation, such as joint marketing and coordination on modernization and expansion projects, and help boost trade along the increasingly important "All-Water Route," the route from Asia to the U.S. East and Gulf Coasts via the Panama Canal. This arrangement is renewable on a two-year basis.

"This alliance is an example of the ACP's strategy to forge partnerships with U.S. ports to promote the 'All-Water Route,' through the Panama Canal. These alliances will help improve services for our customers, generate commercial activity and foster economic development," said Mr. Alemán Zubieta. "As the global economy recovers, we must continually pursue smart business partnerships. The exchange of ideas and information-sharing demonstrate our desire to execute solutions for the long-term growth needs of the shipping community and international trade."

As the Panama Canal undergoes its historic expansion, which will double the waterway's capacity and allow more traffic and the passage of longer and wider ships, the ASPA embarked on port improvements to capture the anticipated traffic growth. So far, ASPA has completed a $300 million (USD) container terminal in partnership with APM Terminals North America, a subsidiary of Maersk, and CMA CGM. Work began last year on a new turning basin in the lower harbor that will allow vessels, in excess of 900 feet in length, to access the Port's deeper draft terminals. The Port is also constructing an intermodal rail facility to capitalize on the Port's five Class I railroads and to expand the Port's transportation reach into mid-west and southeast U.S. markets.

"We view Far East trade through the expanded Canal as most significant for both our port and our state," said Mr. Lyons. "The expansion will increase traffic, as well as accommodate larger vessels, currently serving Asian trade lanes."

Panamanian Ambassador to the United States Jaime Alemán also expressed his support for the agreement.

“I'm extremely happy to see the MOU between the ACP and the Alabama State Port Authority,” said Ambassador Alemán. “I also hope that this will be the beginning of a long-lasting relationship not only between the Port and the ACP, but also among our business communities, both of which stand to gain a lot as a result of this agreement.”

The MOU between the ACP and the ASPA may also include market studies exchange and technological interchange of advanced capabilities and programs.

Today’s partnership launch reinforces the mutual commitment to excellence in service and to continued measureable benefits for both Panama and Alabama.

About the Alabama State Port Authority (ASPA)
The ASPA, headquartered in Mobile, Ala., owns and operates the State of Alabama’s deepwater port facilities. The Authority’s container, general cargo, bulk, and heavy lift terminals have immediate access to two interstate systems, five Class 1 railroads, four-day rail service to Mexico and nearly 15,000 miles of inland waterway connections. The Port of Mobile, which is ranked 9th largest port in the nation in terms of tonnage and 10th in terms of imports and total domestic trade, provides the area with 570 direct jobs and revenue of $10 billion for the local economy of Alabama. Learn more at www.asdd.com.

About the Panama Canal Authority (ACP)
The ACP is the autonomous agency of the Government of Panama in charge of managing, operating and maintaining the Panama Canal. The operation of the ACP is based on its organic law and the regulations approved by its Board of Directors. For more information, please refer to the ACP's Web site: www.pancanal.com. You can also follow the ACP on Twitter: http://twitter.com/thepanamacanal.

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This material is distributed by DJE, Inc. on behalf of the Panama Canal Authority. Additional information is available at the Department of Justice, Washington, D.C.